Exhibit 12.1

D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						For the nine months
	For the fiscal years ended September 30,					ended June 30,
	1999	2000	2001	2002	2003	2004
Consolidated pretax income before cumulative effect of change in accounting principle	$263,826	$309,224	$407,797	$647,507	$1,008,162	$1,017,019
Minority interests in pretax income of subsidiaries which have incurred fixed charges	—	—	—	1,283	8,779	4,797
Minority interests in pretax losses of majority owned subsidiaries which have incurred losses				(159)	(911)	(67)
Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	—	668	605	—
Amortization of capitalized interest	58,153	69,566	91,401	136,142	219,424	173,092
Interest expensed	18,565	18,680	17,695	17,789	19,507	13,338

Earnings	$340,544	$397,470	$516,893	$803,230	$1,255,566	$1,208,179

Interest incurred	$83,090	$112,813	$139,914	$210,557	$253,795	$187,739

Fixed charges	$83,090	$112,813	$139,914	$210,557	$253,795	$187,739

Ratio of earnings to fixed charges	4.10	3.52	3.69	3.81	4.95	6.44